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                                                                       EXHIBIT 1

INTERNATIONAL URANIUM CORPORATION
1320-885 WEST GEORGIA STREET
VANCOUVER, BC CANADA V6C 3E8
TELEPHONE: (604) 689-7842
FAX (604) 698-4250

NEWS RELEASE

2000 YEAR END RESULTS

JANUARY 16, 2001 (IUC - TSE) ... INTERNATIONAL URANIUM CORPORATION (the "Company") reported today that it has successfully moved forward with a new focus on developing its uranium-bearing alternate feed recycling business. Towards the end of the second quarter of fiscal 2000, IUC initiated a transition away from uranium mining not only as a reflection of current and projected uranium market conditions, but also in recognition of the potential opportunities available for the Company in the processing/recycling industry. With a cash position of approximately US $12 million, or just under US$0.18 (Cdn$0.27) per share, as at the end of the fiscal year, the Company is in a strong financial position to continue to aggressively pursue this market.

Largely due to weak uranium/vanadium market conditions, the Company reported a loss for the fiscal year ending September 30, 2000 of just over US$15.2 million, or approximately US$0.23 (Cdn$0.34) per share. Of this loss, approximately US$11 million resulted from the write down of the carrying value of the Company's interest in the Gurvan-Saihan Joint Venture, its in-situ leach development project located in Mongolia, and US$1 million resulted from write downs during the year of the Company's uranium inventory. Total revenues for the year were US$16,060,172. Of this amount, uranium sales were US$12,810,100 and vanadium sales totaled US$2,415,588.

The Company has now written off all of its uranium properties, and has sold all of its uranium inventory and long term uranium contracts. The Company currently maintains approximately 400,000 pounds of V2O5 , which it intends to sell as vanadium prices strengthen.

During the past year the Company had several notable achievements in the development of its alternate feed business. By far, the most significant was the decision by the U.S. Nuclear Regulatory Commission ("NRC") to uphold the Ashland 2 license amendment. This decision effectively validated the Company's view that the recycling of uranium-bearing materials through the White Mesa Mill is a realistic, environmentally superior alternative to direct disposal of these materials. Other major developments included the award to the Company of its third FUSRAP (Formerly Utilized Sites Remedial Action Program) contract with the U.S. government for the Linde site, near Buffalo, New York. The Ashland 1 FUSRAP contract, which was awarded in fiscal 1999, has also grown from a projected 100,000 tons to over 145,000 tons. During 2000, the Company submitted an additional three license amendments to the NRC for other potential alternate feed projects.

The Company's mining operations on the Colorado Plateau and Arizona Strip remain on a stand-by status and the Company is evaluating opportunities to sell these operations. Other aspects of the transition strategy included reducing the carrying costs of and placing the Mongolian development project on standby, selling the Arizona Strip field office, reductions in the White Mesa Mill stand-by costs, and finally, significant cutbacks in corporate overhead expenditures.



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The Company is continuing to expand its business development and regulatory efforts and to vigorously pursue alternate feed projects, as well as other opportunities to diversify.

Headquartered in Denver, the Company is engaged in the business of processing uranium-bearing materials to recover uranium and other metals as an environmentally superior alternative to the direct disposal of those materials.

On Behalf of the Board

/s/ Ron F. Hochstein
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Ron F. Hochstein
President





For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842